UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                         Triangle Petroleum Corporation
                        formerly Peloton Resources, Inc.

                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    89600B102
                                 (CUSIP Number)
                                 with a copy to:
                                 John D. Carlson
                         Triangle Petroleum Corporation
                                 Sun Life Plaza
                          Suite 1600, 144-4th Avenue SW
                                Calgary, Alberta
                                 Canada T2P 3N4
                                 (403) 269-2129
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 2, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  89600B102

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only):
                                 John D. Carlson
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2. Check the Appropriate Box if a Member of a Group (See Instructions):

(a) |_| Not Applicable
(b) |_|
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3. SEC Use Only


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4. Source of Funds (See Instructions): PF

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e):

                        Not Applicable
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6. Citizenship or Place of Organization:       Canada

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Number of       7.      Sole Voting Power:             1,500,000
Shares          ----------------------------------------------------------------
Beneficially    8.      Shared Voting Power:           0
Owned by        ----------------------------------------------------------------
Each Reporting  9.      Sole Dispositive Power:        1,500,000
Person With     ----------------------------------------------------------------
                10.     Shared Dispositive Power:      0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,500,000

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions): Not Applicable

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13. Percent of Class Represented by Amount in Row (11): 7.51%

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14. Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer.

This Statement relates to common stock of the Issuer purchased by John D. Carlson in a private transaction from another shareholder of the Issuer.

The name and address of the principal executive offices of the Issuer are as follows:

Triangle Petroleum Corporation, Sun Life Plaza, Suite 1600, 144-4th Avenue SW, Calgary, Alberta,Canada T2P 3N4.

Item 2. Identity and Background.

The person filing this report John D. Carlson, whose occupation is petroleum engineer.

Mr. Carlson's employer is Methane Energy Corporation.

Mr. Carlson's business address is Suite 1600, 144 - 4th Ave., S.W., Calgary, Alberta, Canada, T2P 3N4

Mr. Carlson has never been convicted in any criminal proceeding, nor has Mr. Carlson been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Carlson utilized his personal funds to purchase the securities referred to in this Schedule.

Item 4. Purpose of Transaction.

The securities referred to in this Schedule have been acquired by Mr. Carlson for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.

In connection with the purchase of the securities, Mr. Carlson intends to become a director of the Issuer.

Item 5. Interest in Securities of the Issuer.

Mr. Carlson owns 1,500,000 shares of common stock, or 7.51% of the shares outstanding of the Issuer.

No other transactions occurred within the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between Mr. Carlson and the Issuer or any other individual or entity, with the exception of the Securities Purchase Agreement pursuant to which Mr. Carlson purchased the aforementioned securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005

                               /s/ John D. Carlson
                               -------------------
                               John D. Carlson